

November 8, 2022

Kuk Hyoun Hwang
Chief Executive Officer
Bellevue Life Sciences Acquisition Corp.
10900 NE 4th Street, Suite 2300
Bellevue, WA 98004

>   **Re: Bellevue Life Sciences Acquisition Corp.**
>   **Amendment No. 4 to Registration Statements on Form S-1**
>   **Filed November 4 2022**
>   **File No. 333-264597**

Dear Kuk Hyoun Hwang:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 2, 2022, letter.

Amendment No. 4 to Registration Statement on Form S-1

Risk Factors
If we seek stockholder approval of our initial business combination..., page 32

1.   We note your response to comment 2 of our letter that "To the extent that any such securities are purchased, such public securities will not be voted …." We also note the header of the risk factor that "If we seek stockholder approval of our initial business combination, our sponsor, directors, officers, advisors and their affiliates may elect to purchase shares or warrants from public stockholders, which may influence a vote on a proposed initial business combination and reduce the public "float" of our common stock." Please confirm how you intend to comply with the requirements of Rule 14e-5 under the Exchange Act. We refer you to the Tender Offer Rules and Schedules

Compliance and Disclosure Interpretation 166.01 for guidance.

<u>Part II. Information not Required in Prospectus</u>
<u>Item 16. Exhibits and Financial Statement Schedules</u>
<u>Exhibit 5.1 - Opinion of K&L Gates LLP, page II-5</u>

2.   We note the assumption in clause (iv). This assumption is not appropriate as it relates to the authority of the company or its officers. Please have counsel provide a revised opinion that limits the applicability of these assumptions. Refer to Section II.B.3.a. of Staff Legal Bulletin 19 for guidance.

You may contact Ameen Hamady at 202-551-3891 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or David Link at 202-551-3356 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Gary J. Kocher, Esq.